Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned, each referred to herein as a “Joint Filer”, agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereof) with respect to the beneficial ownership of certain shares of Common Stock of ReAlloys, Inc. and further agree that this Joint Filing Agreement shall be included as an exhibit to such joint filings. The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1.

/s/ Andrew Sherman
Andrew Sherman, in his individual capacity

Powdermet, Inc.

By:	/s/ Andrew Sherman
Print Name:	Andrew Sherman
Title:	President

PMTMetals LLC

By:	/s/ Andrew Sherman
Print Name:	Andrew Sherman
Title:	Managing Member